Nam Tai Electronics, Inc. [LOGO]                     SECOND QUARTER NEWS RELEASE
--------------------------------------------------------------------------------
Represented by PAN PACIFIC I.R. LTD.                     CONTACT:  Lorne Waldman
1790 - 999 WEST HASTINGS STREET                                        President
VANCOUVER, BC, CANADA V6C 2W2                     E-MAIL: shareholder@namtai.com
TEL: (604) 669-7800 FAX: (604) 669-7816                      WEB: www.namtai.com
TOLL FREE TEL/FAX: 1-800-661-8831

                           NAM TAI ELECTRONICS, INC.
            Q2 Sales Up 26.5% to $147.7 Million, EPS Up 580% to $1.92

VANCOUVER, CANADA -- July 30, 2004 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA; Frankfurt Stock Exchange
Symbol: 884852) today announced its unaudited results for the second quarter ended June 30, 2004.

KEY HIGHLIGHTS
(In thousands of US Dollars, except as otherwise stated)

-----------------------------------------------------------------------------------------------------------------------------
                                                       Quarterly Results                         Half-Year Results
-----------------------------------------------------------------------------------------------------------------------------
                                                2Q2004          2Q2003       YoY(%)      1H2004       1H2003       YoY(%)
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                           147,664     116,714         26.5      243,099    204,695          18.8
-----------------------------------------------------------------------------------------------------------------------------
Income from operations (a)                           13,415      10,904         23.0       20,346     19,768           2.9
-----------------------------------------------------------------------------------------------------------------------------
                  per share(diluted) (b)   $0.31 ($0.33)(a)       $0.27         14.8       $0.48       $0.49          -2.0
-----------------------------------------------------------------------------------------------------------------------------
Net income (a)                                       83,027      11,494        622.4       90,414     21,704         316.6
-----------------------------------------------------------------------------------------------------------------------------
                              % of sales              56.2%        9.8%                     37.2%      10.6%
-----------------------------------------------------------------------------------------------------------------------------
Basic earnings per share (a) &(b)                     $1.93         $0.29      565.5       $2.14         $0.54       296.3
-----------------------------------------------------------------------------------------------------------------------------
Diluted earning per share (a) &(b)                    $1.92         $0.28      585.7       $2.14         $0.54       296.3
-----------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares (`000)

     Basic (b)                                       43,100      40,074        ---        42,165       40,030        ---
     Diluted (b)                                     43,141      40,597        ---        42,217       40,537        ---
-----------------------------------------------------------------------------------------------------------------------------

Note:
(a) Including $0.8 million or $0.02 per share of a provision for the severance payment in relation to the Company's restructuring in Hong Kong. If excluding $0.8 million or $0.02 per share of a provision of severance payment as above, the diluted income from operations per share will be $0.33. Basic and diluted earnings per share will be $1.95 and $1.94 respectively.

(b) All share and earnings per share data have been adjusted for the 10 for 1 stock dividend effective November 7, 2003.

For the second quarter ended June 30, 2004, Nam Tai's sales increased by 26.5% on a sequential basis with the growth driven primarily from an increase in the sales of several products including CMOS image sensor modules for cellular phones with built-in camera function, Bluetooth(TM) cellular phone headsets, cellular phones in semi-knocked down ("SKD") form, flexible printed circuit sub-assemblies and USB microphones and converter boxes for a PlayStation(R)2 singing game.

During the second quarter, our net income of $83.0 million included a one time cash gain of approximately $71.1 million, or $1.65 per share, from the recent IPO of Nam Tai Electronic & Electrical Products Limited ("NTEEP), a subsidiary of the Company, in Hong Kong.

The Company continues to maintain a strong financial position, with approximately $121.4 million of cash on hand as at June 30, 2004, compared with $63.3 million of cash on hand as at March 31, 2004.

Mr. Tadao Murakami, Nam Tai's Chairman, said, "I am excited that both net sales and profit have recorded remarkable growth during the period. It proved that our strategic expansion in product mix has been successful. These diversification strategies not only contributed to our favorable performance, but also to maintain our targeted gross profit margin of 15%. We are confident that Nam Tai's sales will achieve double digit growth for the year ended 2004 compared to 2003. We are happy to announce today that our long-term targeted growth rate is 22%. Historically, the Company was able to achieve a compound annual growth rate of 32% on its sales for the period from 1998 to 2003."

"During the period, Nam Tai was able to maintain costs and expenses at a reasonable percentage level relative to sales. Nam Tai has adopted a commission scheme for sales personnel. Nam Tai has also engaged outside sales agents to explore business opportunities and sales commission is payable for the business referred by such sales agents. As a result, our SG&A expense increased in line with the increase in our sales. Our R&D expenses also increased in line with our expansion. To back up and support our long-term growth, we have to increase our SG&A expenses and R&D expenses. The income from operations margin may have been slightly affected, but it is still above the industry average." Mr. Murakami continued.

The two Hong Kong listed subsidiaries of the Company, NTEEP and J.I.C. Technology Company Limited ("JIC"), have issued their results announcement prior to this news release. Interested investors may go to the website of the Hong Kong Stock Exchange at www.hkse.com to obtain the information. The stock code of NTEEP and JIC in the Hong Kong Stock Exchange are the 2633 and 987 respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely on reliance of such information. The results of NTEEP and JIC only represent a part of the results of the Company and there are GAAP differences in the financial statements of NTEEP and JIC, when compared with the financial statements of the Company. Furthermore, different subsidiaries of the Company may have different peak season during a year.

Company Outlook
---------------

Following a yearly seasonal strong second quarter, the Company is pleased to give its projection for the third quarter of 2004 based on market information and current order situation as follows:--

(In millions of US Dollars, except for earnings per share)
-------------------------------------------------------------------------------
                  3Q 2004        3Q 2003     3Q 2004     2Q 2004     3Q 2004
                (Estimated)     (Actual)        vs      (Actual)        vs
                                             3Q 2003                2Q 2004
--------------------------------------------------------------------------------
Sales              130 to 140       93      40% to 51%     148     (12%) to (5%)
--------------------------------------------------------------------------------
Earnings per   $1.00 to $1.10    $0.23    340% to 380%   $1.92    (47%) to (43%)
Share (a)
(Diluted)
--------------------------------------------------------------------------------
Note :
(a) Diluted Earnings per share is including tax expenses based on a tax rate not exceeding 3% and the minority interest of 25% in NTEEP and approximately 12% in JIC.

In making the above projections, the Company has taken into account: --

--------------------------------------------------------------------------------
   Description                                                 Estimated amount
--------------------------------------------------------------------------------
1  An unrealized gain upon the recording of fair market        $34 million
   value of the Company's investment in TCL Corporation
--------------------------------------------------------------------------------
2  Dividend from TCL Mobile                                    $16 million
--------------------------------------------------------------------------------
3  Possible impairment of the value of our investments in      ($16 million)
   Stepmind and Alpha Star
--------------------------------------------------------------------------------
4  Others                                                      No estimation
--------------------------------------------------------------------------------

Note:
(1) The Company will consider recording the gain based on the closing price of the shares of TCL Corporation on September 30, 2004 after deducting the minority interest of 25% in NTEEP. The decision and the final amount will be determined subject to the valuation of the shares by an independent advisor. The profit and loss of the Company in each quarter will be affected by the rise and fall of the share price of TCL Corporation.
(2) To prepare for its IPO, TCL Mobile has declared a dividend to its shareholders. The Company's entitlement thereof is approximately $16.0 million and the Company will use that dividend to subscribe for further shares to increase the capital of TCL Mobile.
(3) Since Stepmind is an R&D company and has not yet recorded any profit from its operation, the Company is concerned and is considering making an impairment on its existing investment for approximately $6.0 million it has already put into Stepmind. In light of the competitive handset market in PRC, the Company is also considering whether it is prudent to make an impairment on its $10 million investment in Alpha Star. The Company will look into these two matters seriously and will discuss with its advisers the appropriate treatment for these two investments in its financial statements. The Company will decide if to make any provisions at the end of the third quarter of 2004.
(4) Others may include the gain from the IPO of the Company's investment in TCL Mobile during the second half of 2004, and probably before September 30, 2004.

Cancellation of 973,210 shares of the Company issued to Top Scale Company
-------------------------------------------------------------------------
Limited ("Top Scale")

The Company has issued 2,389,974 new shares to Top Scale as part of the consideration paid for an additional 5.967% interest in TCL Mobile, which the Company acquired in April 2004. According to the market situation and the adjustment provisions contained in the original agreement, it was agreed that the consideration be adjusted from a PE ratio of 14 times to a PE ratio of 10 times the 2003 audited net profit of TCL Mobile. As a result, 973,210 shares of the Company issued to Top Scale will be cancelled on July 31, 2004. After such cancellation, Top Scale will be holding 1,416,764 shares of the Company and the total number of issued shares of the Company will be reduced to approximately
42.7 million shares. The full impact of such cancellation on the earnings per share of the Company, however, will not be fully reflected in the third quarter results but will be fully reflected in the fourth quarter results.

At the same time, the Company has been invited and agreed to invest the dividend received from TCL Mobile to increase the capital of TCL Mobile on a pro-rata basis with other shareholders of TCL Mobile.

Resumption of the issuance of stock options to employees
--------------------------------------------------------

In light of various corporate scandals in relation to employees' stock options in the US stock market in 2002, the Company ceased issuing stock options to its employees since January 1, 2003. Instead, the Company implemented a cash bonus scheme as an incentive to its employees. However, it is a usual standard of companies in the EMS industry to issue stock options to employees as part of their remuneration package. In order to retain and recruit quality employees, in particular, to maintain the competitiveness of the Company's remuneration package amongst its competitors, the Company has decided to resume issuing stock options to employees. The Company will give both cash bonuses and stock options to its employees as incentives. The Company believes the stock options will help recruit quality management personnel to assist in the expansion of the Company.

Restructuring of the Company's operations in Hong Kong
------------------------------------------------------

The Company has four profit centres. All operations and activities are located in Shenzhen, PRC and the same become minimal in Hong Kong. The Company is, therefore, restructuring the workforce of its offices in Hong Kong, and severance payments and related costs of approximately $0.8 million will be incurred. The Company has therefore made a provision of $0.8 million as SG&A expenses in this quarter.

Appointment of new senior management members
--------------------------------------------

The Company has appointed the following members to the senior management: --

--------------------------------------------------------------------------------
     Senior Management         Nationality                Title
--------------------------------------------------------------------------------
Mr. Chris Chen               Taiwanese            Chief Operating Officer
--------------------------------------------------------------------------------
Mr. S.K. Cheung              Chinese (Hong Kong)  Treasurer
--------------------------------------------------------------------------------
Mr. Guy Jean Francois        French               CEO of the Hong Kong listed
Bindels                                           subsidiary, NTEEP
--------------------------------------------------------------------------------
Mr. Joseph Hsu               British              CFO of the Hong Kong listed
                                                  subsidiary, NTEEP
--------------------------------------------------------------------------------
Mr. Bobby Hirasawa           Japanese             CFO of a subsidiary,
                                                  Nam Tai Telecom (Cayman)
                                                  Company Limited ("NTT")
--------------------------------------------------------------------------------

Mr. Chris Chen - is the Chief Operating Officer of the Company. Mr. Chen joined the Company as General Manager, Purchasing in June 2003. He is graduated from the Taipei Technology University Taiwan, and has an MBA from the University of Tulane University, New Orleans, USA. Mr. Chen has 16 years of experience in supply chain management in leading global electronic hi-tech companies. Prior to joining the Company, Mr. Chen was the Senior Purchasing Director of Cellon Inc., the world's largest independent design house for wireless terminals and modules design. He worked for 2 years at Philips Electronic Components Mobile Display Systems (Shanghai) Co Ltd as a Purchasing Manager and 12 years as Purchasing/Logistics/Supervisor/Buyer of General Instrument Semiconductor Division. Mr. Chen has not only hands-on extensive global exposure but also has more than 9 years' working experiences in China since 1995.

Mr. S.K. Cheung - is the Treasurer of the Company. Mr. Cheung joined the Company as the in-house financial adviser in September 2003. Prior to joining the Company, Mr. Cheung worked for the Hongkong and Shanghai Banking Corporation Limited for 37 years and he retired in 2003 as a Senior Executive in the Corporate and Institutional Banking division. Mr. Cheung graduated with a BA degree in Economics from the University of Hong Kong in 1966.

Mr. Guy Jean Francois Bindels - is the Chief Executive Officer of NTEEP. Mr. Bindels joined the Company as a research and development director in March 2003. Mr. Bindels became a Director of NTEEP in March 2004 and his main responsibility is for research and development. Before joining the Company, he worked with Alcatel France and in 1987 he came to Hong Kong and was in charge of the transfer of residential phone development activity to Asia. After 2000, he was the product development manager of Atlinks Hong Kong, a subsidiary of an Alcatel/Thomson multimedia joint venture company, in charge of worldwide telecommunication product development (except US and Canada). Prior to that, Mr. Bindels held various positions of management in Alcatel France in the technical and program management field. Mr. Bindels, a native of France, graduated from "Ecole Nationale d'Ingenieur de Brest" (Engineering School Located in Brest) in France in 1983.

Mr. Joseph Hsu - is the Chief Financial Officer of NTEEP. He joined NTEEP in February 2004 and has nearly 11 years of investment banking experience. Mr. Hsu worked in the corporate finance division of Hongkong and Shanghai Banking Corporation Limited from 1992 to 2003, where his last position was Corporate Finance Director. Mr. Hsu is a qualified accountant and is an Associate Member of the Hong Kong Society of Accountants and an Associate Member of the Institute of Chartered Accountants in England and Wales. Mr. Hsu graduated with a BA degree in Economics and Accounting from Leeds University, UK and an MSc degree in Management Science from the Imperial College of Science and Technology, University of London, UK.

Mr. Bobby Hirasawa - is the Chief Financial Officer of NTT. He joined the Company in July 2004 and has more than 15 years of experience in the financial industry. He has previously worked at Nomura International (HK) Limited, Jardine Fleming Securities, SG Securities and Kokusai Securities. He has worked in Tokyo, Shanghai and Hong Kong. He graduated from Meiji Gakuin University in Japan and speaks Japanese, English and Mandarin

Supplementary Information (Unaudited) for the Second Quarter of 2004

1.   Quarterly Sales Breakdown
     (In Thousands of US Dollars)
     ---------------------------------------------------------------------------
     Quarter          2004       2003         YoY(%)              YoY(%)
                                           (Quarterly)   (Quarterly accumulated)
     ---------------------------------------------------------------------------
     1st Quarter       95,435     87,981           8.5%              8.5%
     ---------------------------------------------------------------------------
     2nd Quarter      147,664    116,714          26.5%             18.8%
     ---------------------------------------------------------------------------
     3rd Quarter                  93,157
     ---------------------------------------------------------------------------
     4th Quarter                 108,454
     ---------------------------------------------------------------------------
     Total            243,099    406,306
     ---------------------------------------------------------------------------

2.   Net Sales Breakdown by Product Segment
     ---------------------------------------------------------------------------
                                                    2004               2003
     ---------------------------------------------------------------------------
     Segment                                2nd Quarter  YTD   2nd Quarter   YTD
                                                 (%)     (%)       (%)       (%)
     ---------------------------------------------------------------------------
     Consumer Electronics and
     Communication Products (a) (f)             32%      31%          29%    34%

     ---------------------------------------------------------------------------
     Telecom. Components Assembly: (b) (f)
     -    Telecom. Components Assembly          59%      58%          61%    55%
     -    Software Development Services (c)      1%       1%           1%     1%

     ---------------------------------------------------------------------------
     Parts & Components:
     -    LCD Panels (d)                         8%      10%           7%     7%
     -    Transformers (e)                       0%       0%           2%     3%
     ---------------------------------------------------------------------------
                                               100%     100%         100%   100%
     ---------------------------------------------------------------------------
     Note:
     (a) Represents the sales of NTEEP
     (b) Represents the sales of NTT
     (c) Represents the sales of Namtek Software Development Company Limited
     (d) Represents the sales of JIC
     (e) In June 2003, we sold our transformers operation to a third party.
     (f) The Company has reclassified the sales of CMOS sensor modules from the Telecom Components Assembly segment to the Consumer Electronics and Communication Products segment with effect from this quarter.

3.   Key Highlight of Financial Position
     -------------------------------------------------------------------------
                                         (unaudited)            (audited)
                                        As at June 30          As at December 31
     --------------------------------------------------------------------------
                                        2004          2003         2003
     --------------------------------------------------------------------------
     Cash on Hand                 121.4 million  $69.6 million   $61.8 million
     --------------------------------------------------------------------------
     Cash/Current Liabilities            1.05          1.00           0.83
     --------------------------------------------------------------------------
     Current Ratio                       2.44          2.38           2.25
     --------------------------------------------------------------------------
     Total Assets/Total Liabilities      4.18          4.14           3.88
     --------------------------------------------------------------------------
     Debtors Turnover                  86 days        60 days       58 days
     --------------------------------------------------------------------------
     Inventory Turnover                11 times      16 times       13 times
     --------------------------------------------------------------------------

The increased sales in the second quarter have accordingly increased the accounts receivables and inventory. The Company believes the debtors' turnover and inventory turnover shall return to usual level in the long-run.

Second Quarter Results Analyst Conference Call
----------------------------------------------

The Company will hold a conference call on Monday, August 2, 2004 at 10:00 a.m. Eastern Time for analysts to discuss the second quarter results with management. Shareholders, media, and interested investors are invited to listen to the live conference over the internet by going to www.namtai.com/news/news.htm and clicking on the conference call link or over the phone by dialing (651) 291-0900 just prior to its start time. Callers will be asked to register with the conference call operator.

Dividends
---------

The record date for the third quarter dividend of $0.12 per share is September 30, 2004 and the payment date is October 21, 2004.

About Nam Tai Electronics, Inc.
-------------------------------

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, radio frequency modules, flexible printed circuit sub-assemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

Forward-Looking Statements
--------------------------

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Nam Tai intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are, by their nature, subject to risks, uncertainties and other factors that could cause the actual results to differ materially from future results expressed or implied by the forward-looking statements. These forward-looking statements include, without limitation, statements relating to the Company's projected sales and (diluted) earnings per share for the third quarter of 2004, and the ability of the Company to finance investments and business expansions through internal resources in the foreseeable future. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of our future performance. There are important factors that could cause the actual results to differ materially from the information set forth in these forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements which only speak as of the date of this press release. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this news release might not occur the way we expect, or at all. Nam Tai does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. These factors include, without limitation, lower than expected sales in the third quarter of 2004, unexpected changes to the Company's cash position, general economic, market and business conditions and other factors beyond the Company's control.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
--------------------------------------------------------------------------------
FOR THE PERIODS ENDED JUNE 30, 2004 AND 2003
(In Thousands of US Dollars except share data)

                                                    Note        Unaudited                  Unaudited
                                                            Three months ended           Six months ended
                                                               2004       2003          2004         2003
-------------------------------------------------------------------------------------------------------------

Net sales - related parties                                $   11,594  $   8,834     $   19,329  $   11,765
Net sales - third parties                                     136,070    107,880        223,770     192,930
                                                           --------------------------------------------------
Total net sales                                               147,664    116,714        243,099     204,695
Cost of sales                                                 125,389     98,393        206,528     171,228
                                                           --------------------------------------------------

Gross profit                                                   22,275     18,321         36,571      33,467

Costs and expenses
  Selling, general and administrative expenses                  7,603      6,490         13,926      11,961
  Research and development expenses                             1,257        927          2,299       1,738
                                                           --------------------------------------------------
                                                                8,860      7,417         16,225      13,699

                                                           --------------------------------------------------
Income from operations                                         13,415     10,904         20,346      19,768

Interest income                                                   173        191            248         392
Other income (loss) - net                                      71,820     (1,218)        72,963         849
Equity in income of an affiliated company                          34        137            126         212
                                                           --------------------------------------------------
Income before income taxes and minority interests              85,442     10,014         93,683      21,221
Income tax expense                                               (311)      (475)          (589)       (859)
                                                           --------------------------------------------------
Income before minority interests                               85,131      9,539         93,094      20,362
Minority interests                                             (2,104)       (24)        (2,680)       (637)
                                                           --------------------------------------------------
Income after minority interests                                83,027      9,515         90,414      19,725
Discontinued operation                                              -      1,979              -       1,979
                                                           --------------------------------------------------
Net income                                                 $   83,027  $  11,494     $   90,414  $   21,704
                                                           ==================================================

Net income per share
   Basic                                              (1)  $     1.93  $    0.29     $     2.14  $     0.54
                                                           ==================================================
   Diluted                                            (1)  $     1.92  $    0.28     $     2.14  $     0.54
                                                           ==================================================


Weighted average number of shares ('000')
   Basic                                              (1)      43,100     40,074         42,165      40,030
   Diluted                                            (1)      43,141     40,597         42,217      40,537

   Note:

   (1) All share and earnings per share data have been adjusted to give effect to the 10 for 1 stock dividend effective November 7, 2003.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
AS AT JUNE 30, 2004 AND DECEMBER 31, 2003

(In Thousands of US Dollars)                              Unaudited          Audited
                                                           June 30,       December 31,
                                                             2004             2003
------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                           $      121,382   $       61,827
   Accounts receivable, net                                   107,396           62,090
   Amount due from a related party                              1,685            2,707
   Inventories                                                 38,611           27,032
   Prepaid expenses and other receivables                       5,785            9,799
   Income taxes recoverable                                     6,244            4,922
                                                       -----------------------------------
          Total current assets                                281,103          168,377

Investment in an affiliated company                             9,981            9,855

Investments, at cost  (**)                                    102,549           16,366

Property, plant and equipment, at cost                        136,876          127,930
Less: accumulated depreciation and amortization               (56,031)         (50,283)
                                                       -----------------------------------
                                                               80,845           77,647
Deposit for fixed assets                                        6,889            3,327
Intangible assets                                              19,854           20,688
Other assets                                                    1,435            1,435
                                                       -----------------------------------
          Total assets                                 $      502,656   $      297,695
                                                       ===================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Notes payable                                       $        7,170   $        1,879
   Long term bank loan - current portion                        2,425            1,125
   Accounts payable                                            83,779           55,674
   Accrued expenses and other payables                         15,658           13,633
   Dividend payable                                             5,236            2,062
   Income taxes payable                                           819              530
                                                       -----------------------------------
          Total current liabilities                           115,087           74,903

Long-term bank loan - non-current portion                       5,025            1,688
Deferred income taxes                                              78               78
                                                       -----------------------------------
          Total liabilities                                   120,190           76,669

Minority interests                                             26,252            3,908

Shareholders' equity:
   Common shares                                                  436              412
   Additional paid-in capital                                 265,687          206,845
   Retained earnings                                           90,093            9,863
   Accumulated other comprehensive loss (Note 1)                   (2)              (2)
                                                       -----------------------------------
          Total shareholders' equity                          356,214          217,118

          Total liabilities and shareholders' equity   $      502,656   $      297,695

                                                       ===================================

Note: (**) The closing price for our 3.69% equity interest or 95.52 million promoter's shares in TCL Corporation on July 30, 2004 was $0.67 (RMB5.56) per share. The market value is estimated to be approximately $64.0 million.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

FOR THE PERIODS ENDED JUNE 30, 2004 AND 2003
(In Thousands of US Dollars)
                                                                          Unaudited                         Unaudited
                                                                     Three months ended                 Six months ended
                                                                           June 30                           June 30
                                                                     2004           2003               2004           2003
--------------------------------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                                     $     83,027   $     11,494       $     90,414   $     21,704
 Adjustments to reconcile net income to net cash (used in)
 provided by operating activities:
   Depreciation and amortization of property, plant and                3,425          3,011              6,705          5,880
   equipment
   Amortization of intangible assets                                      24              -                 47              -
   Net (gain) loss on disposal of property, plant and equipment          (79)            50                (48)          (159)
   Gain on disposal of a subsidiary net of minority interests              -         (1,979)                 -         (1,979)
   (Gain) loss on partial disposal of subsidiaries                   (71,071)           151            (71,071)           151
   Compensation cost on partial disposal of a subsidiary                   -              -                  -            509
   Equity in income of an affiliated company                             (34)          (137)              (126)          (212)
   Minority interests                                                  2,104             24              2,680            637
   Deferred income taxes                                                   -            (25)                 -            (25)
 Changes in current assets and liabilities, net of effects
 of acquisition and disposal:
   Increase in accounts receivable                                   (52,599)        (4,316)           (45,306)       (10,540)
   Decrease/(increase) in amount due from a related party              1,477         (4,577)             1,022         (5,383)
   (Increase)/decrease in inventories                                 (5,575)        10,102            (11,579)        (2,811)
   (Increase)/decrease in prepaid expenses and other                    (209)         1,232              1,380         (3,015)
   receivables
   Increase in income taxes recoverable                               (1,152)        (2,339)            (1,322)        (2,436)
   Increase/(decrease) in notes payable                                6,323           (729)             5,291            316
   Increase/(decrease) in accounts payable                            27,336         (1,579)            28,105         13,778
   Increase in accrued expenses and other payables                     4,627          2,197              1,764            378
   Increase in income taxes payable                                       74            464                289            828
                                                                ----------------------------------------------------------------
         Total adjustments                                           (85,329)         1,550            (82,169)        (4,083)
                                                                ----------------------------------------------------------------
 Net cash (used in) provided by operating activities            $     (2,302)  $     13,044       $      8,245   $     17,621
                                                                ----------------------------------------------------------------

 CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of long term investment                          $    (25,073)  $          -       $    (25,084)  $       (384)
   Purchase of property, plant and equipment                          (7,258)        (5,839)           (12,865)       (10,057)
   Deposit for purchase of property, plant & equipment                (2,863)           244             (3,562)          (781)
   Proceeds from disposal of property, plant and equipment             2,989            251              3,010          2,578
   Proceeds from disposal of a subsidiary                                  -          2,386                  -          2,386
   Proceeds from partial disposal of subsidiaries                     92,767            293             92,767            453
   Acquisition of an affiliated company                                    -              -                  -        (10,000)
                                                                ----------------------------------------------------------------
 Net cash provided by (used in) investing activities            $     60,562   $     (2,665)      $     54,266   $    (15,805)
                                                                ----------------------------------------------------------------

 CASH FLOWS FROM FINANCING ACTIVITIES
   Cash dividends paid                                         $     (5,199)   $     (2,380)     $     (7,665)  $     (3,822)
   Repayment of bank loans                                             (281)           (281)             (563)       (13,422)
   Proceeds from bank loans                                           5,200               -             5,200              -
   Proceeds from shares issued on exercise of options and                72             801                72          2,584
   warrants
                                                               -----------------------------------------------------------------
 Net cash used in financing activities                         $       (208)   $     (1,860)     $     (2,956)  $    (14,660)
                                                               -----------------------------------------------------------------

 Net increase (decrease) in cash and cash equivalents                58,052           8,519            59,555        (12,844)
                                                               -----------------------------------------------------------------
 Cash and cash equivalents at beginning of period                    63,330          61,114            61,827         82,477
                                                               -----------------------------------------------------------------
 Cash and cash equivalents at end of period                    $    121,382    $     69,633      $    121,382   $     69,633
                                                               =================================================================

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
--------------------------------------------------------------------------------
FOR THE PERIODS ENDED JUNE 30, 2004 AND 2003 (In Thousands of US Dollars)

1. Accumulated other comprehensive income represents foreign currency translation adjustments. The comprehensive income of the Company was $90,414 and $21,704 for the six months ended June 30, 2004 and June 30, 2003, respectively.

2. Business segment information - The Company operates primarily in three segments, the Consumer Electronics and Communication Products ("CECP") segment, Telecom. Components Assembly ("TCA") segment, and the LCD Panels and Transformers ("LCDP") segment.

                                    Unaudited                   Unaudited
                               Three months ended            Six months ended
                                     June 30                     June 30
                                 2004       2003          2004        2003
--------------------------------------------------------------------------------
Net sales:
   - CECP                    $  47,316   $  33,903    $  74,794  $     70,029
   - TCA                        87,722      71,575      144,593       113,030
   - LCDP                       12,626      11,236       23,712        21,636
                             ---------------------------------------------------

         Total net sales     $ 147,664   $ 116,714    $ 243,099  $    204,695
                             ===================================================

Net Income:
   - CECP                    $   6,392   $   4,996    $   9,631  $     11,866
   - TCA                        75,985       4,966       79,448         8,128
   - LCDP                          650       1,532        1,335         1,710
                             ---------------------------------------------------

         Total net income    $  83,027   $  11,494    $  90,414  $     21,704
                             ===================================================


                                             Unaudited        Audited
                                           June 30, 2004   Dec. 31, 2003
--------------------------------------------------------------------------------
Identifiable assets by SEGMENT:
   - CECP                                   $     118,197   $      85,799
   - TCA                                          328,612         162,366
   - LCDP                                          55,847          49,530
                                            -------------------------------

         Total assets                       $      502,656   $     297,695
                                            ===============================

3. A summary of the net sales, net income and long-lived assets by geographic areas is as follows:

                                                     Unaudited                     Unaudited
                                                 Three months ended            Six months ended
                                                      June 30                       June 30
                                                2004            2003         2004            2003
--------------------------------------------------------------------------------------------------------
Net sales from operations within:
   - Hong Kong:
         Unaffiliated customers            $     12,626    $    106,842  $     23,712   $    191,228
         Related party                                -           8,834             -         11,765
         Inter-companies sales                      140             234           246            389

   - PRC, excluding Hong Kong:
         Unaffiliated customers                 123,444           1,038       200,058          1,702
         Related party                           11,594               -        19,329              -
         Inter-companies sales                    1,711         101,272         4,393        175,227

   - Inter-companies eliminations                (1,851)       (101,506)       (4,639)      (175,616)
                                           ------------------------------------------------------------

         Total net sales                   $    147,664    $    116,714  $    243,099   $    204,695
                                           ============================================================

net Income from operations within:
   - PRC, excluding Hong Kong and Macao    $     10,010    $      9,496  $     16,398   $     18,043
   - Macao                                        5,429               -         5,687              -
   - Hong Kong                                   67,588           1,998        68,329          3,661
                                           ------------------------------------------------------------

         Total net income                  $     83,027    $     11,494  $     90,414   $     21,704
                                           ============================================================


                                                                          Unaudited        Audited
                                                                           June 30,        Dec. 31,
                                                                             2004            2003
------------------------------------------------------------------------------------------------------
LONG-LIVED assets WITHIN:
   - PRC, excluding Hong Kong and Macao                                 $      65,917   $    59,399
   - Macao                                                                        158           180
   - Hong Kong                                                                 14,770        18,068
                                                                        ------------------------------

         Total long-lived assets                                        $      80,845   $   77,647
                                                                        ==============================